EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Issuer:

mCloud Technologies Corp. (the "Company")

550-510 Burrard Street

Vancouver, British Columbia V6C 3A8

Canada

2.	Date of Material Change:

April 3, 2023.

3.	News Release:

The news release was issued and disseminated on April 3, 2023 and subsequently filed on SEDAR.

4.	Summary of Material Change:

On April 3, 2023, the Company announced that as a result of being unable to file its annual financial statements, accompanying management's discussion and analysis, related CEO and CFO certifications and annual information form for the financial year ended December 31, 2022 (collectively, the "Annual Filings") prior to the deadline for the filing of such documents under National Instrument 51-102 Continuous Disclosure Obligations, being March 31, 2023, it applied for and was granted a Management Cease Trade Order (the "MCTO") by the British Columbia Securities Commission.

5.	5.1 – Full Description of Material Change:

The MCTO restricts the Chief Executive Officer and the Chief Financial Officer of the Company from any direct or indirect trading in securities of the Company for so long as the Annual Filings are not filed. The issuance of the MCTO does not affect the ability of persons other than the Chief Executive Officer and the Chief Financial Officer of the Company to trade in the Company's securities.

As a result of recent unexpected departures of key finance employees, the Company experienced delays in its ability to complete internal pre-audit procedures associated with the audit process. Those delays in turn delayed the ability of the Company's external auditor to commence its audit procedures. The Company has now substantially resolved these issues and is working expeditiously to complete the Annual Filings, with the goal of completing the Annual Filings as quickly as possible, and in any event on or before May 30, 2023 in accordance with the terms of the MCTO.

The Company confirmed that it intends to satisfy the provisions of the alternative information guidelines contained in National Policy 12-203 Management Cease Trade Orders for so long as it remains in default as a result of the late filing of the Annual Filings. During the period of default, the Company will issue bi-weekly default status reports in the form of further press releases, which will also be filed on SEDAR. The Company confirmed that there are no insolvency proceedings against it as of April 3, 2023. The Company also confirmed that there is no other material information concerning the affairs of the Company that had not been generally disclosed as of April 3, 2023.

5.2 – Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer:

For further information, please contact Russel McMeekin, Chief Executive Officer, at 1.780.733.7550.

9.	Date of Report:

April 3, 2023.